UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

DIGITAS INC.

(Name of Subject Company)

DIGITAS INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

Ernest W. Cloutier

General Counsel

Digitas Inc.

33 Arch Street

Boston, MA 02110

(617) 867-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

John T. Haggerty

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.